EXHIBIT 2
                                                                       ---------

                                  ANNOUNCEMENT

                               WPP GROUP PLC (WPP)
                               -------------------

WPP was informed on 9 March 2004 that Philip Lader, the non-executive Chairman of the Company, has purchased 600 American Depositary Receipts at $54.29 per ADR. Mr Lader's resultant holding is 2,390 ADRs.

END

                                                        9 March 2004


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